FORM 6-K

          SECURITIES AND EXCHANGE COMMISSION

               Washington, D.C.  20549

               Report of Foreign Issuer
       Pursuant to Rule 13a - 16 or 15d - 16 of
         the Securities Exchange Act of 1934

           For the month of April, 2004

             Intertape Polymer Group Inc.

               110E Montee de Liesse
        St. Laurent, Quebec, Canada, H4T 1N4

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F                       Form 40-F      X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                             No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______]

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109944.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            INTERTAPE POLYMER GROUP INC.



Date:  April 26, 2004       By:  /s/Andrew M. Archibald
                                 Chief Financial Officer,
                                 Secretary, Vice President,
                                 Administration

                                                 NYSE SYMBOL: ITP
                                                 TSX SYMBOL:  ITP

Intertape Polymer Group Inc. Announces Solid First Quarter Sales



Montreal & Bradenton, Florida--April 26, 2004--Intertape Polymer Group Inc. (NYSE, TSX:ITP) today released results for the first quarter ended March 31, 2004. "While we experienced solid sales growth, we encountered difficulties in passing along rapidly increasing raw material prices, as well as incurring increases in manufacturing costs," said Intertape Polymer Group Inc. (IPG) Chairman and Chief Executive Officer, Melbourne F. Yull.

Operating Results

First quarter net income was $2.3 million, or $0.06 per share (basic and diluted), compared to $2.9 million or $0.09 per share (basic and diluted) for the first quarter of 2003. The decrease in net income was primarily attributable to higher cost of sales, as reflected in this quarter's lower gross margin.

Sales for the first quarter were $162.1 million, up 5.5% compared to the corresponding quarter last year. "We are encouraged by the success of our marketing and sales initiatives and, with the momentum that was building up in the latter part of the first quarter, we believe that our annual revenue growth target of 10% remains achievable," said Mr. Yull.

Gross margin for the first quarter decreased to 19.8% from 22.0% in the corresponding quarter last year due to several factors, including delays in passing through some raw material cost increases related to polypropylene and natural rubber, changes in product mix, production problems in the Truro plant, and unanticipated integration costs at the Columbia plant relating to the acquisition of assets from tesa tape, inc. Mr. Yull remarked, "We are currently achieving some price increases and should see the impact of these in our second quarter results."

Selling, general and administrative expenses were $22.4 million in the first quarter of 2004, compared to $22.0 for the first quarter of 2003. "New expenses related to stock-based compensation and the acquisition of our partner's 50% interest in Fibope in mid-2003 were offset by cost reductions in other areas," noted IPG's Chief Financial Officer, Andrew
M. Archibald, C.A. "The first quarter was at the lower end of our expected run rate for SG&A expenses of $22.5 million to $23.5 million per quarter for 2004."

Financial expenses in the first quarter were $6.8 million, compared to $7.7 million for the first quarter last year. The lower financial expenses reflect primarily the impact of debt reduction since the end of the first quarter of 2003, more specifically, $59.0 million of debt reduction over the latter three quarters of 2003. In addition, the Company was able to obtain a reduction in its Facility A interest rate of 100 basis points late last year that also contributed to lower interest costs during the quarter.

Mr. Archibald commented, "Our expenses below the gross profit line were down 1.5% compared to the same period last year, and below the fourth quarter 2003 total, even if we exclude the one-time charges of $3.0 million relating to the closure of the Green Bay plant."

For the first quarter the Company recorded a net deferred income tax benefit of $0.3 million, compared to income tax expense of $0.3 million in the first quarter of 2003.

Liquidity and Capital Resources

Cash flows from operating activities were $6.3 million for the first quarter 2004, compared to $0.2 million for the first quarter 2003, mainly as a result of improvements in working capital management.

Cash used for investing activities was $11.9 million for the first quarter 2004, compared to $4.4 million for the first quarter 2003, the difference being attributable primarily to the acquisition of assets from, and finalization of the supply agreements with, tesa tape, inc. during the quarter.

Cash used for investing activities exceeded cash flows from operating activities by $5.6 million in the quarter. This cash shortfall was funded by an increase of $5.7 million in debt during the quarter. Compared to last year, total debt was down $46.0 million reflecting the debt reductions that occurred during the latter three quarters of 2003. "Although an increase in debt was anticipated in our plans for 2004, our cash flow from operating activities was lower than expected," said Mr. Archibald.

Mr. Archibald also noted, "The Company reached an agreement with its Noteholders to amend the fixed charge coverage covenant to reduce the required ratio during 2004 and the first two quarters of 2005, and with the amendment the Company is in compliance with all of its financial covenants for the first quarter of 2004."

(All figures in U.S. dollars, unless otherwise stated; March 31, 2004, exchange rate: Cdn $1.3079 equals U.S.$1.00)

Conference Call

A conference call to discuss IPG's first quarter results will be held Tuesday, April 27, 2004 at 10:00 A.M. Eastern Daylight Time.
Participants may dial 1-888-423-3276 (U.S. and Canada) and 1-612-332-0345 (International). The conference call will also be simultaneously webcast on the Company's website at www.intertapepolymer.com.

You may access a replay of the call by dialing 1-800-475-6701 (U.S. and Canada); 1-320-365-3844 (International) and entering the passcode 729159. The recording will be available from Tuesday, April 27, 2004 at 5:00 P.M. until Tuesday, May 4, 2004 at 11:59 P.M, Eastern Daylight Time.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/ Bradenton, Florida, the Company employs approximately 2,600 employees with operations in 16 locations, including 12 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal
Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.


Selected Financial Information

Intertape Polymer Group Inc.
Consolidated Earnings
Three month periods ended
(In thousands of US dollars, except per share amounts)
(Unaudited)

---------------------------------------------------------------------
                                                      March 31,
---------------------------------------------------------------------
                                                  2004         2003
---------------------------------------------------------------------
                                                     $            $

Sales                                          162,100      153,592
Cost of sales                                  129,986      119,793
---------------------------------------------------------------------
Gross profit                                    32,114       33,799
---------------------------------------------------------------------

Selling, general and administrative expenses    22,377       21,982
Research and development                           962          894
Financial expenses                               6,768        7,700
---------------------------------------------------------------------
                                                30,107       30,576
---------------------------------------------------------------------
Earnings before income taxes                     2,007        3,223
Income taxes (recovery)                           (284)         322
---------------------------------------------------------------------
Net earnings                                     2,291        2,901
---------------------------------------------------------------------
---------------------------------------------------------------------

Earnings per share
  Basic                                           0.06         0.09
---------------------------------------------------------------------
---------------------------------------------------------------------

  Diluted                                         0.06         0.09
---------------------------------------------------------------------
---------------------------------------------------------------------


Consolidated Retained Earnings
Three month periods ended
(In thousands of US dollars)
(Unaudited)
---------------------------------------------------------------------
                                                      March 31,
---------------------------------------------------------------------
                                                  2004         2003
---------------------------------------------------------------------
                                                     $            $
Balance, beginning of year                      68,291       50,113
Net earnings                                     2,291        2,901
---------------------------------------------------------------------
Balance, end of period                          70,582       53,014
---------------------------------------------------------------------
---------------------------------------------------------------------

Common shares
Average number of shares outstanding

CDN GAAP - Basic                            40,971,739   33,821,074
CDN GAAP - Diluted                          41,528,581   33,821,497
U.S. GAAP - Basic                           40,971,739   33,821,074
U.S. GAAP - Diluted                         41,528,581   33,821,497


Intertape Polymer Group Inc.
Consolidated Balance Sheets
As at
(In thousands of US dollars)


                                 March 31,    March 31,  December 31,
                                     2004         2003          2003
                               (Unaudited)  (Unaudited)     (Audited)
---------------------------------------------------------------------
                                        $            $             $
ASSETS
Current assets
  Trade receivables,
   net of allowance for
   doubtful accounts of $4,102,
   ($3,475 in March 2003,
   $3,911 in December 2003)        99,320       93,221        89,297
  Other receivables                11,364       10,554        11,852
  Inventories                      70,383       65,732        69,956
  Parts and supplies               13,344       12,422        13,153
  Prepaid expenses                  6,820        6,784         7,924
  Future income tax assets          2,682        2,397         2,682
---------------------------------------------------------------------
                                  203,913      191,110       194,864
Property, plant and equipment     362,066      350,955       354,627
Other assets                       12,928       14,518        12,886
Future income taxes                 4,700                      3,812
Goodwill                          176,953      160,248       173,056
---------------------------------------------------------------------
                                  760,560      716,831       739,245

LIABILITIES
Current liabilities
  Bank indebtedness                18,922       17,405        13,944
  Accounts payable and
   accrued liabilities            102,072       81,271        95,270
  Instalments on long-term debt    34,036       28,600        16,925
---------------------------------------------------------------------
                                  155,030      127,276       126,139
Long-term debt                    225,936      278,902       235,066
Other liabilities                     530        3,530           530
Future income taxes                              3,654
---------------------------------------------------------------------
                                  381,496      413,362       361,735
SHAREHOLDERS' EQUITY
Capital stock and share
 purchase warrants                287,811      239,185       286,841
Contributed surplus                 3,220                      3,150
Retained earnings                  70,582       53,014        68,291
Accumulated currency
 translation adjustments           17,451       11,270        19,228
---------------------------------------------------------------------
                                  379,064      303,469       377,510
---------------------------------------------------------------------
                                  760,560      716,831       739,245
---------------------------------------------------------------------
---------------------------------------------------------------------


Intertape Polymer Group Inc.
Consolidated Cash Flows
Three months ended
(In thousands of US dollars)
(Unaudited)

                                    March 31, 2004   March 31, 2003
---------------------------------------------------------------------
                                                 $                $
OPERATING ACTIVITIES
Net earnings                                 2,291            2,901
Non-cash items
  Depreciation and amortization              7,123            6,639
  Stock-based compensation expense              70
  Future income taxes                         (896)             322
---------------------------------------------------------------------
Cash flows from operations
 before changes in non-cash
 working capital items                       8,588            9,862
---------------------------------------------------------------------
Changes in non-cash working capital items
  Trade receivables                        (10,085)          (6,371)
  Other receivables                            487             (218)
  Inventories                                 (512)          (3,847)
  Parts and supplies                          (191)             100
  Prepaid expenses                           1,101            1,147
  Accounts payable and accrued liabilities   6,938             (522)
---------------------------------------------------------------------
                                            (2,262)          (9,711)
---------------------------------------------------------------------
Cash flows from operating activities         6,326              151
---------------------------------------------------------------------
INVESTING ACTIVITIES
Property, plant and equipment               (5,820)          (2,451)
Business acquisition                        (5,500)
Other assets                                  (563)          (1,953)
---------------------------------------------------------------------
Cash flows from investing activities       (11,883)          (4,404)
---------------------------------------------------------------------
FINANCING ACTIVITIES
Net change in bank indebtedness              4,933            8,832
Issue of long-term debt                        787
Repayment of long-term debt                                  (5,265)
Issue of common shares                         970
---------------------------------------------------------------------
Cash flows from financing activities         6,690            3,567
---------------------------------------------------------------------
Net increase (decrease) in cash position     1,133             (686)
Effect of currency translation adjustments  (1,133)             686
---------------------------------------------------------------------
Cash position, beginning and end of year         -                -
---------------------------------------------------------------------
---------------------------------------------------------------------




--------------------------------------------------------------------------------
Contact:
     Intertape Polymer Group Inc.
     Melbourne F. Yull
     Chairman and Chief Executive Officer
     (866) 202-4713
     itp$info@intertapeipg.com
     www.intertapepolymer.com